                                                               Exhibit (a)(1)(I)
          SUPPLEMENT TO THE OFFER TO PURCHASE DATED NOVEMBER 29, 2000
                            COMPANY HOLDINGS, INC.,
                          A WHOLLY OWNED SUBSIDIARY OF
                             WEYERHAEUSER COMPANY,

           HAS INCREASED THE PRICE OF ITS OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
            (INCLUDING THE RELATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                          WILLAMETTE INDUSTRIES, INC.
                                       TO
                              $50.00 NET PER SHARE
                                 --------------
         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
   NEW YORK CITY TIME, ON FRIDAY, MAY 18, 2001, UNLESS THE OFFER IS EXTENDED.
                             ---------------------
THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES OF WILLAMETTE COMMON STOCK THAT REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING WILLAMETTE SHARES ON A FULLY DILUTED BASIS, (2) WILLAMETTE'S BOARD OF DIRECTORS REDEEMING THE RELATED PREFERRED STOCK PURCHASE RIGHTS OR COMPANY HOLDINGS, INC. (THE "PURCHASER") BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED SECOND-STEP MERGER DESCRIBED HEREIN, (3) FULL VOTING RIGHTS FOR ALL SHARES TO BE ACQUIRED BY THE PURCHASER PURSUANT TO THE OFFER HAVING BEEN APPROVED BY THE SHAREHOLDERS OF WILLAMETTE PURSUANT TO THE OREGON CONTROL SHARE ACT OR THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PROVISIONS OF SUCH STATUTE ARE INVALID OR OTHERWISE INAPPLICABLE TO THE WILLAMETTE SHARES TO BE ACQUIRED BY THE PURCHASER PURSUANT TO THE OFFER AND (4) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT, AFTER CONSUMMATION OF THE OFFER, NEITHER THE OREGON BUSINESS COMBINATION STATUTE NOR SIMILAR PROVISIONS IN ARTICLE VI OF WILLAMETTE'S ARTICLES OF INCORPORATION WILL PROHIBIT FOR ANY PERIOD OF TIME, OR IMPOSE ANY VOTING REQUIREMENTS IN EXCESS OF MAJORITY SHAREHOLDER APPROVAL WITH RESPECT TO, THE PROPOSED SECOND-STEP MERGER OR ANY OTHER BUSINESS COMBINATION INVOLVING WILLAMETTE AND THE PURCHASER OR ANY OTHER SUBSIDIARY OF WEYERHAEUSER. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THE OFFER TO PURCHASE AND THIS SUPPLEMENT.
                            ------------------------
WEYERHAEUSER AND THE PURCHASER HAVE DELIVERED A DRAFT MERGER AGREEMENT TO WILLAMETTE AND ARE SEEKING TO NEGOTIATE WITH WILLAMETTE WITH RESPECT TO THE COMBINATION OF WILLAMETTE WITH WEYERHAEUSER. THE PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE PURCHASE PRICE AND THE PROPOSED SECOND-STEP MERGER CONSIDERATION) UPON ENTERING INTO THE MERGER AGREEMENT WITH WILLAMETTE, OR TO NEGOTIATE A MERGER AGREEMENT WITH WILLAMETTE NOT INVOLVING A TENDER OFFER.
                            ------------------------

                                   IMPORTANT

ANY SHAREHOLDER DESIRING TO TENDER ALL OR ANY PORTION OF SUCH SHAREHOLDER'S SHARES OF COMMON STOCK OF WILLAMETTE AND THE RELATED PREFERRED STOCK PURCHASE RIGHTS SHOULD EITHER (1) COMPLETE AND SIGN THE LETTER OF TRANSMITTAL (OR A FACSIMILE THEREOF) IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL, HAVE SUCH SHAREHOLDER'S SIGNATURE THEREON GUARANTEED IF REQUIRED BY INSTRUCTION 1 TO THE LETTER OF TRANSMITTAL, MAIL OR DELIVER THE LETTER OF TRANSMITTAL (OR SUCH FACSIMILE), OR, IN THE CASE OF A TRANSFER EFFECTED PURSUANT TO THE BOOK-ENTRY TRANSFER PROCEDURES SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE, TRANSMIT AN AGENT'S MESSAGE (AS DEFINED IN THE OFFER TO PURCHASE), AND ANY OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AND EITHER DELIVER THE CERTIFICATES FOR SUCH SHARES AND, IF SEPARATE, THE CERTIFICATE(S) REPRESENTING THE RELATED PREFERRED STOCK PURCHASE RIGHTS TO THE DEPOSITARY ALONG WITH THE LETTER OF TRANSMITTAL (OR SUCH FACSIMILE) OR DELIVER SUCH SHARES (AND RIGHTS, IF APPLICABLE) PURSUANT TO THE BOOK-ENTRY TRANSFER PROCEDURES SET FORTH IN
SECTION 3 OF THE OFFER TO PURCHASE, OR (2) REQUEST SUCH SHAREHOLDER'S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE TRANSACTION FOR SUCH SHAREHOLDER. A SHAREHOLDER WHOSE SHARES OF COMMON STOCK OF WILLAMETTE AND, IF APPLICABLE, PREFERRED STOCK PURCHASE RIGHTS, ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF SUCH SHAREHOLDER DESIRES TO TENDER SUCH SHARES AND, IF APPLICABLE, PREFERRED STOCK PURCHASE RIGHTS.

IF YOU ARE A PARTICIPANT IN THE WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN, ONLY THE PLAN TRUSTEE, WELLS FARGO BANK, N.A., CAN TENDER YOUR SHARES OF COMMON STOCK OF WILLAMETTE. YOU MAY DIRECT THE PLAN TRUSTEE TO TENDER YOUR SHARES OF COMMON STOCK OF WILLAMETTE BY COMPLETING, SIGNING AND RETURNING THE INSTRUCTION FORM PROVIDED BY THE PLAN TRUSTEE.

SHAREHOLDERS WHO HAVE ALREADY TENDERED SHARES OF COMMON STOCK OF WILLAMETTE PURSUANT TO THE OFFER AND WHO HAVE NOT WITHDRAWN SUCH SHARES NEED NOT TAKE ANY FURTHER ACTION TO RECEIVE THE INCREASED OFFER PRICE OF $50.00 PER SHARE IF SHARES ARE ACCEPTED AND PAID FOR BY THE PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

IF A DISTRIBUTION DATE (AS DEFINED IN THE OFFER TO PURCHASE) OCCURS, SHAREHOLDERS WILL BE REQUIRED TO TENDER ONE PREFERRED STOCK PURCHASE RIGHT FOR EACH SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SUCH SHARE.

A SHAREHOLDER WHO DESIRES TO TENDER SUCH SHAREHOLDER'S SHARES OF COMMON STOCK OF WILLAMETTE (AND PREFERRED STOCK PURCHASE RIGHTS, IF APPLICABLE) AND WHOSE CERTIFICATES REPRESENTING SUCH SHARES (AND PREFERRED STOCK PURCHASE RIGHTS, IF APPLICABLE) ARE NOT IMMEDIATELY AVAILABLE OR WHO CANNOT COMPLY WITH THE PROCEDURES FOR BOOK-ENTRY TRANSFER ON A TIMELY BASIS MAY TENDER SUCH SHARES (AND PREFERRED STOCK PURCHASE RIGHTS, IF APPLICABLE) BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE.

QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT OR THE DEALER MANAGER AT THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS SUPPLEMENT. ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT, THE REVISED (PINK) LETTER OF TRANSMITTAL, THE REVISED
(GREY) NOTICE OF GUARANTEED DELIVERY AND OTHER RELATED MATERIALS MAY BE OBTAINED FROM THE INFORMATION AGENT.
                          ---------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:
                           MORGAN STANLEY DEAN WITTER
MAY 7, 2001

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                       --------
INTRODUCTION.........................................................      1

THE OFFER............................................................      3

     1.  Amended Terms of the Offer; Expiration Date.................      3

     2.  Price Range of the Shares; Dividends........................      3

     3.  Background of the Offer; Contacts with Willamette since
           November 29, 2000.........................................      4

     4.  Purpose of the Offer and the Proposed Merger; Plans for
           Willamette; Certain Conditions............................      9

     5.  Source and Amount of Funds..................................     10

     6.  Dividends and Distributions.................................     11

     7.  Certain Conditions to the Offer.............................     12

     8.  Certain Legal Matters since November 29, 2000; Required
           Regulatory Approvals since November 29, 2000..............     13

     9.  Miscellaneous...............................................     14

To: All Holders of Shares of Common Stock of Willamette Industries, Inc.

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase dated November 29, 2000 (as amended and supplemented by the Schedule TO to which the Offer to Purchase is an exhibit, the "Offer to Purchase") of Company
Holdings, Inc. (the "Purchaser"), a Washington corporation and a wholly owned subsidiary of Weyerhaeuser Company ("Weyerhaeuser" or "Parent"), a Washington corporation. Pursuant to this Supplement, the Purchaser is now offering to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share (the "Willamette Common Stock"), of Willamette Industries, Inc. ("Willamette" or the "Company"), an Oregon corporation, and (2) unless and until validly redeemed by the Board of Directors of Willamette (the "Willamette Board"), the related rights to purchase shares of Series B Junior Participating Preferred Stock, par value $0.50 per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 (as amended from time to time, the "Rights Agreement"), by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (the "Rights Agent"), at a price of $50.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and this Supplement and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

    The purpose of the Offer is for Weyerhaeuser to acquire control of, and ultimately the entire equity interest in, Willamette. The Offer, as the first step in the acquisition of Willamette, is intended to facilitate the acquisition of all outstanding Shares. Weyerhaeuser currently intends, promptly following consummation of the Offer, to seek to have Willamette consummate a second-step merger or similar business combination with the Purchaser or another direct or indirect wholly owned subsidiary of Weyerhaeuser (the "Proposed Merger"), pursuant to which each then outstanding Share (other than Shares held by the Purchaser or Weyerhaeuser) will be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer.

    In connection with the Offer and the Proposed Merger, Weyerhaeuser and the Purchaser intend to nominate, and are soliciting proxies for the election of, Robert C. Lane, Thomas M. Luthy and Evelyn Cruz Sroufe (the "Weyerhaeuser Nominees"), to replace the three Willamette Class A directors whose terms will expire at the 2001 Annual Meeting of Shareholders of Willamette (the "Willamette 2001 Annual Meeting"), which Willamette has announced will be held June 7, 2001. Weyerhaeuser expects that, if elected, and subject to their fiduciary duties to Willamette and all the Willamette shareholders under applicable law, the Weyerhaeuser Nominees will seek to cause the Willamette Board to approve the Offer and the Proposed Merger; amend the Rights Agreement or redeem the Rights, or otherwise act to ensure that the Rights Condition is satisfied; satisfy the Control Share Condition; satisfy the Business Combination Condition; and take any other actions necessary to permit the Offer and the Proposed Merger to be consummated. The grant of a proxy with respect to the Willamette 2001 Annual Meeting is not a condition to the tender of Shares into the Offer.

    Except as otherwise expressly set forth in this Supplement, all the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase.

    The Offer is subject to the fulfillment of certain conditions, including the following: (1) the Minimum Tender Condition, (2) the Rights Condition, (3) the Control Share Condition and (4) the Business Combination Condition, each of which is described in the Offer to Purchase. See the Introduction and Sections 1 and 14 of the Offer to Purchase and Section 7 of this Supplement.

    According to Willamette's Annual Report on Form 10-K for the year ended December 31, 2000 (the "Willamette 10-K"), there were 109,535,146 Shares issued and outstanding as of February 28, 2001 and there were outstanding options to purchase 3,711,212 Shares on December 31, 2000. Based on the foregoing and assuming no additional Shares (or options, warrants or rights exercisable for, or securities convertible into, Shares) have been issued since February 28, 2001 (other than Shares issued pursuant to the exercise of the stock options referred to above), or, in the case of options, since December 31, 2000, if the Purchaser were to purchase 56,623,180 Shares pursuant to the Offer, the Minimum Tender Condition would be satisfied.

    CERTAIN OTHER CONDITIONS TO THE CONSUMMATION OF THE OFFER ARE DESCRIBED IN
SECTION 14 OF THE OFFER TO PURCHASE AND IN SECTION 7 OF THIS SUPPLEMENT. THE PURCHASER RESERVES THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")) TO AMEND OR WAIVE ANY ONE OR MORE OF THE TERMS AND CONDITIONS OF THE OFFER, INCLUDING, WITHOUT LIMITATION, THE MINIMUM TENDER CONDITION, THE RIGHTS CONDITION, THE CONTROL SHARE CONDITION AND THE BUSINESS COMBINATION CONDITION. SEE SECTIONS 1 AND 14 OF THE OFFER TO PURCHASE AND SECTION 7 OF THIS SUPPLEMENT.

    THE OFFER IS NOT CONDITIONED ON EITHER WEYERHAEUSER OR THE PURCHASER OBTAINING FINANCING. SEE SECTION 12 OF THE OFFER TO PURCHASE AND SECTION 5 OF THIS SUPPLEMENT.

    PROCEDURES FOR TENDERING ARE SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE. TENDERING SHAREHOLDERS MAY USE EITHER THE ORIGINAL (BLUE) LETTER OF TRANSMITTAL AND THE ORIGINAL (YELLOW) NOTICE OF GUARANTEED DELIVERY PREVIOUSLY DISTRIBUTED WITH THE OFFER TO PURCHASE OR THE REVISED (PINK) LETTER OF TRANSMITTAL AND THE REVISED (GREY) NOTICE OF GUARANTEED DELIVERY DISTRIBUTED WITH THIS SUPPLEMENT.

    SHAREHOLDERS WHO HAVE ALREADY TENDERED SHARES PURSUANT TO THE OFFER USING THE PREVIOUSLY DISTRIBUTED LETTER OF TRANSMITTAL OR NOTICE OF GUARANTEED DELIVERY AND WHO HAVE NOT WITHDRAWN SUCH SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $50.00 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY THE PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

    THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                   THE OFFER

    1.  AMENDED TERMS OF THE OFFER; EXPIRATION DATE.

    The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

    The price per Share to be paid pursuant to the Offer has been increased from $48.00 per Share (including the related Preferred Stock Purchase Right) to $50.00 per Share (including the related Preferred Stock Purchase Right), net to the seller in cash, without interest. All shareholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered prior to the date of this Supplement) will receive the increased price. The Expiration Date has previously been extended until 12:00 midnight, New York City time, on Friday, May 18, 2001, unless and until the Purchaser, in its sole discretion, extends the period of time for which the Offer is open, in which event the term "Expiration Date" means the time and date at which the Offer, as so extended by the Purchaser, will expire.

    This Supplement, the revised (pink) Letter of Transmittal and all other relevant materials will be mailed by the Purchaser to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Willamette's shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

    2.  PRICE RANGE OF THE SHARES; DIVIDENDS.

    The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

    The following table sets forth, for the periods indicated, the reported high and low sales prices for the Shares on the NYSE and the cash dividends declared per Share, as reported in the Willamette 10-K for the fiscal quarter ended December 31, 2000, and as reported by IDD Information Services for the fiscal quarter ended March 31, 2001, and the fiscal quarter ending June 30, 2001.

FISCAL QUARTER ENDED                                            HIGH       LOW      DIVIDEND
--------------------                                          --------   --------   --------
  December 31, 2000.........................................   $50.06     $26.13     $0.21
  March 31, 2001............................................    48.05      44.80      0.23
  June 30, 2001 (through May 4, 2001).......................    48.80      45.70

    On May 4, 2001, the last full trading day prior to the announcement of the increase in the Offer Price, the reported 4:00 p.m. closing price of the Shares on the NYSE was $48.65. The increased Offer Price represents a 44 percent premium to the reported 4:00 p.m. closing price of $34.75 of the Shares on the NYSE prior to the public announcement of Weyerhaeuser's intention to pursue a business combination with Willamette and a premium of approximately 67 percent to the average share price for the 60 days prior to that announcement. Shareholders are urged to obtain a current market quotation for the Shares.

    3.  BACKGROUND OF THE OFFER; CONTACTS WITH WILLAMETTE SINCE NOVEMBER 29,
     2000.

    The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

    On November 30, 2000, Weyerhaeuser's financial advisor, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), telephoned Goldman, Sachs & Co. ("Goldman Sachs"), Willamette's financial advisor, to discuss the Offer. Goldman Sachs declined to discuss the Offer in detail.

    On December 1, 2000, Mr. Rogel telephoned Mr. McDougall to express Weyerhaeuser's desire to meet and negotiate a business combination.
Mr. McDougall declined Mr. Rogel's invitation to meet. Also on that day, Mr. Rogel telephoned Mr. Robert M. Smelick, a member of the Willamette Board, to express Weyerhaeuser's desire to meet and negotiate a business combination.
Mr. Smelick did not return Mr. Rogel's call.

    On December 12, 2000, Willamette disclosed that the Willamette Board had recommended that shareholders reject the Offer.

    On December 21, 2000, Weyerhaeuser and the Purchaser delivered to Willamette a notice of intention to nominate four nominees for election to the Willamette Board at the Willamette 2001 Annual Meeting. On that day, Weyerhaeuser and the Purchaser also filed a preliminary proxy statement with the Commission in connection with the solicitation of proxies from the Willamette shareholders with respect to voting to elect the Weyerhaeuser Nominees at the Willamette 2001 Annual Meeting.

    On December 21, 2000, Mr. Rogel called Mr. Swindells to discuss the Offer and the Proposed Merger. Mr. Swindells stated that the parties had nothing to talk about and that Willamette was not for sale, and declined Mr. Rogel's invitation to negotiate or otherwise discuss a business combination transaction between Weyerhaeuser and Willamette.

    On January 5, 2001, the Purchaser extended the Offer until 5:00 p.m., New York City time, on Thursday, February 1, 2001.

    On January 5, 2001, Mr. Rogel telephoned Mr. Swindells to express Weyerhaeuser's desire to meet and negotiate a business combination.
Mr. Swindells stated that the parties had nothing to discuss and that Willamette was not for sale, and declined Mr. Rogel's invitation to negotiate or otherwise discuss a business combination transaction between Weyerhaeuser and Willamette. Also on that day, Mr. Rogel telephoned Mr. Smelick to express Weyerhaeuser's desire to meet and negotiate a business combination transaction. Mr. Smelick did not return Mr. Rogel's call. On January 5, 2001, Weyerhaeuser's financial advisor, Morgan Stanley, telephoned Goldman Sachs, Willamette's financial advisor, to discuss the Offer and the Proposed Merger. Goldman Sachs declined to discuss the Offer and the Proposed Merger in detail.

    On February 1, 2001, the Purchaser extended the Offer until 12:00 midnight, New York City time, on Friday, March 30, 2001.

    On February 7, 2001, Mr. Rogel telephoned Mr. Swindells to express Weyerhaeuser's desire to meet and negotiate a business combination.
Mr. Swindells indicated that Willamette's position with respect to the Offer had not changed and declined Mr. Rogel's invitation to negotiate or otherwise discuss a business combination transaction between Weyerhaeuser and Willamette.

    On February 12, 2001, Weyerhaeuser and the Purchaser filed a definitive proxy statement (the "Definitive 2001 Annual Meeting Proxy Statement") with the Commission in connection with the solicitation of proxies from the shareholders of Willamette with respect to voting to elect the Weyerhaeuser Nominees at the Willamette 2001 Annual Meeting.

    On February 12, 2001, Weyerhaeuser sent the following letter to Willamette regarding the Willamette 2001 Annual Meeting:

    February 12, 2001

    Willamette Industries, Inc.
    1300 Southwest Fifth Avenue
    Portland, Oregon 97201

    Attention:  Duane C. McDougall
                President and Chief Executive Officer

    Dear Duane:

        As you know, Weyerhaeuser Company and Company Holdings, Inc., a wholly owned subsidiary of Weyerhaeuser, have proposed four candidates for election as directors of Willamette Industries, Inc. at Willamette's 2001 annual meeting of shareholders.

        In prior years, pursuant to Article II, Section 1 of Willamette's by-laws, the annual meeting of shareholders was held on the third Tuesday in April. In response to our tender offer, on December 11, 2000, Willamette's Board of Directors amended this by-law to provide that "the annual meeting of shareholders will be held on such date and at such time as may be designated by the board." In so amending this by-law, however, the Board did not indicate when it planned to hold the annual meeting or whether it intended to abandon Willamette's longstanding practice of holding the annual meeting on the third Tuesday in April.

        It is our understanding that Willamette's historic practice has also been to begin the process of distributing proxy "search cards", pursuant to SEC Rule 14a-13(a), no later than the final week of January. It is now February 12, and to the best of our knowledge Willamette has yet to commence the proxy search card process.

        In light of the foregoing, we hereby request that Willamette promptly inform us and the other Willamette shareholders whether Willamette intends to uphold its longstanding practice of holding its annual meeting on the third Tuesday in April and, if not, when it intends to hold the annual meeting.

                                             Very truly yours,

                                             /s/ STEVEN R. ROGEL
                                             Steven R. Rogel

                                             Chairman, President and Chief
                                             Executive Officer

    On February 14, 2001, Weyerhaeuser's financial advisor, Morgan Stanley, telephoned Goldman Sachs, Willamette's financial advisor, to discuss the Offer and the Proposed Merger. Goldman Sachs reiterated that Willamette was not for sale and declined to discuss the Offer and Proposed Merger in detail.

    On February 21, 2001, the Willamette Board sent the following letter to the Weyerhaeuser board of directors:

    Dear Weyerhaeuser Board Member:

        We write to express our disappointment that Weyerhaeuser has chosen to continue to pursue its attempted hostile acquisition of Willamette. By now, you must know that we are firmly committed to resisting your attempt to coerce our shareholders with a low-ball offer.

        While we assume you share your management's views on this proposed transaction, you should understand that continued extensions of your hostile tender offer and threatened proxy contest will not change our resolve. Weyerhaeuser has said absolutely nothing new over the past three months, and their repeated calls to "negotiate" in this context are at best disingenuous, and at worst illogical. We are committed to protecting the interests of all of our shareholders, and have no personal agenda other than to enhance the value of the Company.

        Although Willamette is not for sale, we understand and take very seriously our fiduciary obligations and are willing to listen to any serious, legitimate proposal that may benefit our shareholders. As we have said many times, your offer grossly undervalues the premier franchise in the forest products industry. In fact, since we rejected your offer in November, a relevant composite of forest product company stocks has appreciated by an average of approximately 16 percent, making your offer of $48 even more unappealing. Our company is performing well and we remain confident that we can deliver greater value to our shareholders over the long term.

        You should know that Weyerhaeuser's antagonistic approach has needlessly alienated many of our employees, customers and members of the communities in which we operate. This growing alienation only further highlights our cultural differences and raises very serious questions about how successfully our two companies could ever be integrated. Indeed, the questions are now so serious that many observers believe Weyerhaeuser would be better off, and far more successful, trying to buy other companies that might be receptive to your proposals.

        In conclusion, let us say once again that--whatever you may have been told--we are committed to our future and are prepared to fight this battle for as long as necessary to best protect the interests of our shareholders and other constituencies. We are extremely confident in our position. For the good of both companies, we urge you to withdraw your offer.

                                             Sincerely,

                                             The Willamette Board of
                                             Directors

    On February 22, 2001, Weyerhaeuser sent the following letter to the Willamette Board:

    February 22, 2001

    Board of Directors
    Willamette Industries, Inc.
    1300 Southwest Fifth Avenue
    Portland, Oregon 97201

    Dear Willamette Board Members:

        We received your letter of February 22, and must respond since your letter expresses some serious misperceptions about Weyerhaeuser and our proposed combination with Willamette Industries.

        You are correct in assuming that the Weyerhaeuser board unanimously supports a combination with Willamette. This combination is too compelling to ignore, and our two companies are a perfect fit. Our board is fully informed and regularly reviews media coverage as well as research reports from independent financial analysts. Contrary to your assertions, there is extensive third-party support in the financial community for this combination.

        As you know, as of February 1, the last expiration date of Weyerhaeuser's $48 per share tender offer, your shareholders had tendered 51% of Willamette's outstanding common stock. Our all cash premium offer for 100% of the shares simply cannot be characterized as "coercive." What is coercive is preventing shareholders from taking advantage of our offer by refusing to lift your

    "poison pill" rights plan and other defensive measures as well as failing to schedule your annual meeting. Despite these defensive measures, Willamette shareholders will have the opportunity to take meaningful action to advance this proposed transaction by electing our director nominees at the annual meeting.

        Your description of Weyerhaeuser's approach as antagonistic is surprising. We have reviewed our public comments, and have found that they have, repeatedly, addressed the strength of Willamette's management team, the complementary asset fit, and the benefits of creating the premier forest products company through a combination of our two companies.

        We do not understand your claim that our call to negotiate is somehow illogical. We are confident that your shareholders see the logic in Willamette sitting down with Weyerhaeuser. Provided additional value was demonstrated, negotiation could result in an increased price for your shareholders. If, as you say, you are "committed to delivering value" we stand ready to negotiate.

                                             Sincerely,

                                             /s/ STEVEN R. ROGEL

                                             Steven R. Rogel
                                             Chairman, President and
                                             Chief Executive Officer

    On March 8, 2001, Willamette announced that the Willamette 2001 Annual Meeting would be held on June 7, 2001. Also on that date, Willamette announced that effective as of the date of the 2001 Annual Meeting, the size of the Willamette Board would be reduced from 10 directors to nine, with three directors serving in each class. As a result of the decrease in the size of the Willamette Board, only three Class A directors will be elected at the Willamette 2001 Annual Meeting.

    On March 12, 2001, Weyerhaeuser extended the Offer until 12:00 midnight, New York City time, on Friday, May 18, 2001.

    On March 23, 2001, Weyerhaeuser and the Purchaser filed a supplement to the Definitive 2001 Annual Meeting Proxy Statement with the Commission in connection with the solicitation of proxies from the shareholders of Willamette with respect to voting to elect the Weyerhaeuser Nominees at the Willamette 2001 Annual Meeting. Weyerhaeuser and the Purchaser are now seeking the election of Robert C. Lane, Thomas M. Luthy and Evelyn Cruz Sroufe to fill the positions of the three existing Class A directors whose terms are expiring at the Willamette 2001 Annual Meeting.

    On April 2, 2001, Weyerhaeuser sent the following letter to the Willamette Board regarding the Offer:

    April 2, 2001

    Willamette Industries, Inc.
    1300 SW Fifth Ave, Suite 3800
    Portland OR 97201

    Attention:  The Board of Directors of Willamette Industries

    Gentlemen:

        As you know, we have been trying to open a meaningful dialogue regarding a combination of Willamette and Weyerhaeuser. Working together we can negotiate a transaction that maximizes value for the shareholders and benefits the constituencies of both companies. We have refrained from speculating about matters where more information was required to accurately evaluate the situation. However, Willamette management has made comments to the media that have no basis in fact. We believe these comments only serve to cause needless anxiety among your employees and in the communities in which you operate, and create conflict where none exists.

        Most recently, in a letter to the editor of the Business Journal of Portland dated March 23, 2001, Duane McDougall, Willamette's president and CEO, made statements that can only be characterized as speculation. Mr. McDougall said of the proposed combination with Weyerhaeuser, "hundreds, if not thousands, of people would likely lose their jobs." We believe Mr. McDougall's statement is intended to mislead the public and employees in an attempt to rally support against a combination with Weyerhaeuser. We have been quite clear that we see minimal impact to the combined employee base as a result of the transaction. Willamette has repeatedly refused to engage in any discussions with Weyerhaeuser to explore the merits of the proposed combination and obtain an informed basis for beliefs about possible effects of the transaction.

        Let's focus on the future and the facts--we believe a combination of our two companies will benefit all Willamette and Weyerhaeuser constituencies. As we have said, and repeat here again, we welcome discussion with Willamette regarding this transaction, and if Willamette can demonstrate additional value, Weyerhaeuser stands ready to negotiate.

                                             Sincerely,

                                             /s/ STEVEN R. ROGEL

                                             Steven R. Rogel
                                             Chairman, President and CEO

    On May 6, 2001, Mr. Rogel telephoned, but was unable to reach, Mr. Swindells. Mr. Rogel then telephoned Mr. McDougall to discuss the Purchaser's intention to increase the Offer Price and Weyerhaeuser's desire to promptly negotiate a business combination transaction with Willamette.

    On May 7, 2001, Weyerhaeuser sent the following letter to Mr. Swindells and the Williamette Board in connection with the increased Offer Price:

    May 7, 2001

    Willamette Industries, Inc.
    1300 Southwest Fifth Avenue
    Portland, Oregon 97201

    Attention:  William Swindells, Chairman

    Dear Bill:

        Weyerhaeuser is today announcing an increase in its cash offer for all outstanding shares of Willamette to $50.00 per share. The increased price also would be paid in the proposed second-step merger. This increased price represents a 44% premium over Willamette's trading price prior to Weyerhaeuser's first public announcement that it was seeking to acquire Willamette last November. It also represents a substantial premium of approximately 67% to Willamette's average share price for the 60 days prior to the November announcement.

        Weyerhaeuser is as committed as ever to the proposed transaction, even if that means replacing a majority of your Board with directors who respect the wishes of Willamette shareholders. To that end, we are soliciting proxies from Willamette shareholders for the election of three nominees to your Board at your June 7 annual meeting. If these nominees are elected to your Board at this annual meeting and Willamette continues to refuse to negotiate, we intend, if necessary, to nominate a slate of directors for election at Willamette's 2002 annual meeting.

        Now is the time to negotiate the highest value for your shareholders. We are increasing our offer today because we want to negotiate a definitive agreement promptly. The price Weyerhaeuser is ultimately willing to pay to acquire Willamette will be negatively affected by any continued delay in negotiating a definitive merger agreement.

        In the interest of consummating a transaction promptly, enclosed please find draft confidentiality and merger agreements that Weyerhaeuser is prepared to sign. The merger agreement does not contain many of the "deal protection" provisions, such as a "no-shop" provision, "break-up" fee or other "lock-up" provision, typically included in public company merger agreements. The agreement thus would allow the Willamette Board to meet its fiduciary obligations while securing value today for Willamette shareholders.

        Weyerhaeuser firmly believes that a combination of our two companies will result in a global forest products leader based in the Pacific Northwest. In the interests of all of Willamette's constituencies, we again ask that you negotiate a definitive agreement promptly.

        I look forward to hearing from you soon.

                                             Sincerely,

                                             /s/ STEVEN R. ROGEL

                                             Steven R. Rogel
                                             Chairman, President and
                                             Chief Executive Officer

Encl.

Copy to:  Willamette Board of Directors

Copy (w/enclosures) to: Simpson Thacher & Bartlett

    4. PURPOSE OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR WILLAMETTE; CERTAIN CONDITIONS.

    The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

    SOLICITATION OF PROXIES IN RESPECT OF THE WILLAMETTE 2001 ANNUAL
MEETING. In light of the refusal of the Willamette Board to rescind the "poison pill" Rights Plan and other defensive measures, Weyerhaeuser and the Purchaser are soliciting proxies for the election of the three Weyerhaeuser Nominees, Robert C. Lane, Thomas M. Luthy and Evelyn Cruz Sroufe, to replace the three Willamette Class A directors whose terms will expire at the Willamette 2001 Annual Meeting, which Willamette has announced will be held June 7, 2001. Weyerhaeuser expects that, if elected, and subject to their fiduciary duties to Willamette and all the Willamette shareholders under applicable law, the Weyerhaeuser Nominees will seek to cause the Willamette Board to approve the Offer and the Proposed Merger. If, following the Willamette 2001 Annual Meeting, a majority of the members of the Willamette Board do not support the Offer and the Proposed Merger, Weyerhaeuser intends to nominate and seek proxies for the election of additional directors at Willamette's 2002 annual meeting of shareholders. Alternatively, Weyerhaeuser may seek to call a special meeting of the Willamette shareholders to replace all members of the Willamette Board (other than the Weyerhaeuser Nominees elected at the Willamette 2001 Annual Meeting) with additional director nominees chosen by Weyerhaeuser.

    PREFERRED STOCK PURCHASE RIGHTS. According to Willamette's Schedule 14D-9 filed with the Commission on December 5, 2000, the Willamette Board voted on December 1, 2000 to defer the Distribution Date for the Rights as a result of the commencement of the Offer until such later date as the Willamette Board may subsequently determine. On December 12, 2000, Willamette disclosed that it had amended the Rights Agreement to provide that after a person becomes an Acquiring Person, the Rights may not be redeemed and the provisions of the Rights Agreement may not be amended to make changes that would adversely affect the interests of holders of Rights. The amendments to the Rights Agreement are included as Exhibit (a)(5)(i) to Willamette's
Schedule 14D-9 Amendment No. 1 filed with the Commission on December 12, 2000.

    AMENDMENTS TO BY-LAWS. On December 12, 2000, Willamette disclosed that it had amended its By-laws with respect to the scheduling of Willamette's annual meeting of shareholders and the procedures for submitting nominations for directors or shareholder proposals to be considered by shareholders at an annual or special meeting. One effect of the By-law amendments was to eliminate the traditional date, the third Tuesday in April, for Willamette's annual meeting of shareholders and to permit the Willamette Board to set the date for an annual meeting in its discretion. The amended By-laws are included as Exhibit (a)(5)(ii) to Willamette's Schedule 14D-9 Amendment No. 1 filed with the Commission on December 12, 2000.

    SEVERANCE ARRANGEMENTS AND CHANGES TO EMPLOYEE BENEFITS. On December 5, 2000, Willamette disclosed that it had entered into additional severance agreements with 37 employees who receive an annual salary of $100,000 or more and one additional employee. The form of the severance agreements is included as Exhibit (e)(4) to Willamette's Schedule 14D-9 filed with the Commission on December 5, 2000.

    On December 12, 2000, Willamette disclosed that it had amended the Willamette Industries Stock Purchase Plan to allow participants to determine whether to tender Shares allocated to their accounts and to provide the Plan Trustee with the authority to determine whether to tender those Shares for which it does not receive instructions.

    On December 18, 2000, Willamette disclosed that the total amount that would be payable to the employees party to individual "golden parachute" severance agreements as of that date if such employees were to cease employment with Willamette under the circumstances contemplated in the agreements would be approximately $60.0 million, exclusive of the additional payments, if any, that would be required under the excise tax "gross-up" provisions of those agreements.

    On December 22, 2000, Willamette disclosed that it had adopted two new employee severance plans providing severance benefits to all salaried employees other than officers and top management personnel. The forms of these two severance plans are included as Exhibits (e)(5) and (e)(6) to Willamette's
Schedule 14D-9 Amendment No. 3 filed with the Commission on December 22, 2000. On that same day, Willamette disclosed that it had amended its severance agreements with 11 executives to allow such executives to resign for any reason during a one-month period following the first anniversary of a change in control of Willamette and still receive full benefits under those agreements. The form of amendment to the severance agreements with the 11 executives is included as Exhibit (e)(7) to Willamette's Schedule 14D-9 Amendment No. 3. Willamette also amended the Willamette Industries Stock Purchase Plan to provide that upon a change in control all Shares held by a participant will become fully vested.

    The foregoing descriptions of the amendments to the Rights Agreement, the Willamette By-laws and Willamette's severance arrangements are based solely on public filings made by Willamette and are qualified in their entirety by reference to the filings referred to above.

    5.  SOURCE AND AMOUNT OF FUNDS.

    The discussion set forth in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

    As a result of the increase in the Offer Price, the Purchaser estimates that the total amount of funds now required to acquire the outstanding Shares pursuant to the Offer and to pay related fees and expenses will be approximately $5.7 billion. The Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made by Weyerhaeuser.

    INCREASE IN PROPOSED CREDIT FACILITIES. Parent has obtained an amended and restated commitment letter in respect of the commitment letter (as amended, the "Commitment Letter") previously provided by Morgan Stanley Senior
Funding, Inc., J.P. Morgan Securities Inc., formerly known as Chase Securities Inc., and The Chase Manhattan Bank. The Commitment Letter now provides for senior bank financing under the Proposed Credit Facilities to Weyerhaeuser in the aggregate amount of $5.7 billion. The Proposed Credit Facilities will be comprised of:

    - a 364-day revolving credit facility in the aggregate amount of $1.21 billion which Weyerhaeuser may, at its option, renew for an additional 12 months provided no default has occurred;

    - a 5-year revolving credit facility in the aggregate amount of $2.06 billion; and

    - a bridge revolving credit facility in the aggregate amount of $2.43 billion which will mature either 18 or 24 months after the closing date of the Proposed Credit Facilities depending on Weyerhaeuser's long-term unsecured debt rating.

    Other than the increase to the borrowing amounts of the Proposed Credit Facilities, the terms and conditions described in the Offer to Purchase with respect to the Commitment Letter and the Proposed Credit Facilities remain in effect.

    The foregoing descriptions of the Commitment Letter and the Proposed Credit Facilities are qualified in their entirety by reference to the Commitment Letter, a copy of which is filed as Exhibit (b)(2) to the Schedule TO.

    THE OFFER IS NOT CONDITIONED ON EITHER WEYERHAEUSER OR THE PURCHASER
     OBTAINING FINANCING.

    6.  DIVIDENDS AND DISTRIBUTIONS.

    The discussion set forth in Section 13 of the Offer to Purchase is hereby amended and supplemented as follows:

    The first sentence of the second paragraph of Section 13 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

    If, on or after November 28, 2000, Willamette declares or pays any cash dividend on the Shares or other distribution on the Shares (except for regular quarterly cash dividends on the Shares not in excess of $0.23 per Share having customary and usual record dates and payment dates), or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to the Purchaser or its nominee or transferee on Willamette's stock transfer records, then, subject to the provisions of Section 14 of the Offer to Purchase, (1) the Offer Price may, in the sole discretion of the Purchaser, be reduced by the amount of any such cash dividends or cash distributions and (2) the whole of any such noncash dividend, distribution or issuance to be received by the tendering shareholders will
(a) be received and held by the tendering shareholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser.

    7.  CERTAIN CONDITIONS TO THE OFFER.

    The discussion set forth in Section 14 of the Offer to Purchase is hereby amended and supplemented as follows:

    Weyerhaeuser received early termination of the waiting period under the HSR Act on December 14, 2000. Accordingly, the condition of the Offer relating to the expiration and termination of all waiting periods imposed by the HSR Act has been satisfied.

    With the exception of the HSR Condition, the Offer remains subject to all the conditions contained in the Offer to Purchase, as amended by this Supplement. Except as expressly set forth in this Supplement, Weyerhaeuser and the Purchaser have not to the date of this Supplement waived, amended or deemed satisfied any of the conditions to the Offer. See the Introduction, Section 11 and Section 14 of the Offer to Purchase and the Introduction to this Supplement.

    Clause (7) of subparagraph (d) of Section 14 in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

        (7) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on May 7, 2001.

    Clauses (3) and (4) of subparagraph (e) of Section 14 in the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

        (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, other than Shares issued or sold upon the exercise or conversion (in accordance with the publicly disclosed terms thereof) of employee stock options outstanding on December 31, 2000, or issued since that date in the ordinary course of business consistent with past practice, shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing; (4) declared, paid or proposed to declare or pay any cash dividend or other distribution on any shares of capital stock of Willamette (except for regular quarterly cash dividends on the Shares not in excess of $0.23 per Share having customary and usual record dates and payment dates).

    Clauses (9), (10) and (11) of subparagraph (e) of Section 14 of the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

        (9) entered into any new employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants or directors, or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants or directors, whether or not as a result of or in connection with the transactions contemplated by the Offer or the Proposed Merger, except for the new severance arrangements entered into with employees disclosed in Willamette's Schedule 14D-9 filings on December 5, 2000 and December 22, 2000; (10) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of Willamette or any of its subsidiaries, or the Purchaser shall have become aware of any such action which was not previously disclosed in publicly available filings, except for the changes to the Willamette Industries Stock Purchase Plan disclosed in Willamette's Schedule 14D-9 filings on
    December 12, 2000 and December 22, 2000 or (11) amended or authorized or proposed any amendment to their respective articles of incorporation or by-laws or similar organizational documents, or the Purchaser shall become aware that Willamette or any of its subsidiaries shall have proposed or adopted any such amendment which shall not have been previously disclosed (other than any amendment to the Articles of Incorporation or the By-laws which provides that the Oregon Control Share Act shall not apply to the

    Purchaser and its affiliates with respect to the transactions contemplated by the Offer to Purchase and this Supplement and other than the amendments to the By-laws disclosed in Willamette's Schedule 14D-9 filing on December 12, 2000).

    Willamette has publicly disclosed the existence of two purported shareholder class action lawsuits against Willamette in respect of the Offer. Based on the public disclosure regarding these class actions to date, the Purchaser does not intend to assert that the existence of such class actions results in the failure of the condition specified in subclause (1)(C) of paragraph (a) of Section 14 in the Offer to Purchase. Should additional information regarding these class actions become available to the Purchaser or should an adverse development in any such class action occur after the date hereof, the Purchaser reserves the absolute right, in its sole discretion, to assert the failure of such condition at any time and from time to time.

    Certain conditions of the Offer refer to a determination to be made by the Purchaser in its "sole discretion" or "sole judgment". If any such determination by the Purchaser is not made on a reasonable basis in light of publicly known events, facts or circumstances, the Purchaser will extend the Expiration Date until at least five business days following public disclosure by the Purchaser of such determination. The Purchaser reserves the absolute right, in its sole discretion, to assert or waive any condition at any time and from time to time, subject to the rules of the Commission.

    8. CERTAIN LEGAL MATTERS SINCE NOVEMBER 29, 2000; REQUIRED REGULATORY APPROVALS SINCE NOVEMBER 29, 2000.

    The discussion set forth in Section 15 of the Offer to Purchase is hereby amended and supplemented as follows:

    ANTITRUST. On December 14, 2000, Weyerhaeuser was advised by the FTC that early termination had been granted for the waiting period under the HSR Act with respect to the Offer and the Proposed Merger.

    SHAREHOLDER LIST LITIGATION. On November 29, 2000, concurrent with the commencement of the Offer, Weyerhaeuser and the Purchaser demanded that Willamette provide for inspection and copying various books and records and shareholder list materials pursuant to Sections 60.774(1) and 60.774(2) of the OBCA. On December 7, 2000, Willamette provided certain of the materials demanded by Weyerhaeuser and the Purchaser. On December 8, 2000, Weyerhaeuser and the Purchaser delivered a letter to Willamette demanding specified shareholder list materials omitted by Willamette in its December 7, 2000 delivery. On
December 11, 2000, Willamette communicated that it would not produce the omitted shareholder list materials. On December 12, 2000, Weyerhaeuser and the Purchaser commenced litigation in the circuit court for the county of Multnomah, Oregon to compel Willamette to make available for inspection and copying by Weyerhaeuser and the Purchaser various shareholder list materials available to Willamette to communicate with its shareholders. A copy of the Petition for Alternative Writ of Mandamus filed by Weyerhaeuser and the Purchaser is included as Exhibit (a)(5)(C) to Weyerhaeuser's Schedule TO Amendment No. 4 filed with the Commission on December 13, 2000.

    On December 28, 2000, the circuit court for the county of Multnomah, Oregon issued an order requiring Willamette to provide for inspection and copying by Weyerhaeuser and the Purchaser various shareholder list materials that Willamette had previously refused to provide. A copy of the order is included as Exhibit (a)(5)(G) to Weyerhaeuser's Schedule TO Amendment No. 8 filed with the Commission on December 28, 2000.

    The foregoing description of the shareholder list litigation is qualified in its entirety by reference to the Petition for Alternative Writ of Mandamus and court order referred to above.

    9.  MISCELLANEOUS.

    Weyerhaeuser and the Purchaser have filed with the Commission amendments to the Tender Offer Statement on Schedule TO furnishing additional information with respect to the Offer, and may file further amendments thereto. The Schedule TO and any and all amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the same manner as described in Section 8 of the Offer to Purchase with respect to information concerning Willamette.

    Except as modified by this Supplement and any amendments to the Schedule TO, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase and the revised (pink) Letter of Transmittal.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF WEYERHAEUSER OR THE PURCHASER NOT CONTAINED HEREIN, IN THE OFFER TO PURCHASE OR IN THE REVISED LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Company Holdings, Inc.

May 7, 2001

    Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of Willamette or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

              BY MAIL:                           BY HAND:                    BY OVERNIGHT DELIVERY:
              EquiServe                          EquiServe                          EquiServe
    Corporate Actions Department        c/o Securities Transfer and       Corporate Actions Department
           P.O. Box 842010               Reporting Services, Inc.              40 Campanelli Drive
        Boston, MA 02284-2010             Attn: Corporate Actions              Braintree, MA 02184
                                                Department
                                       100 William Street, Galleria
                                            New York, NY 10038

                           BY FACSIMILE TRANSMISSION:
                        (For Eligible Institutions Only)
                               (781) 575-4826 OR
                                 (781) 575-4827
              CONFIRMATION RECEIPT OF FACSIMILE BY TELEPHONE ONLY:
                                 (781) 575-4816

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of the Offer to Purchase, this Supplement the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                       [INNISFREE M&A INCORPORATED LOGO]

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers Call Collect: (212) 750-5833
                All Others Please Call Toll-free: (877) 750-5838

                      THE DEALER MANAGER FOR THE OFFER IS:

                           MORGAN STANLEY DEAN WITTER
                       Morgan Stanley & Co. Incorporated
                                 1585 Broadway
                            New York, New York 10036
                                 (212) 761-6945